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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         UNITED STATES EXPLORATION, INC.
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                                (NAME OF ISSUER)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   91182F 10 5
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                                 (CUSIP NUMBER)

               ANDREW L. BLAIR, JR., ESQ., SHERMAN & HOWARD L.L.C.
           633 SEVENTEENTH STREET, SUITE 3000, DENVER, COLORADO 80202
                        TELEPHONE NUMBER: (303) 299-8138
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 18, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box__.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).



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CUSIP No.: 91182F105


1.       Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (entities only)

         Bruce D. Benson

2        Check the Appropriate Box if a Member of a Group (see Instructions):

         a
               ---------
         b
               ---------

3        SEC USE ONLY
                     -----------------------------------------------------------

4        Source of Funds (see Instructions)

         PF

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         --------

6        Citizenship or Place of Organization

         United States of America

         Number of            7         Sole Voting Power              3,236,500
         Shares Bene-
         ficially             8         Shared Voting Power               -0-
         Owned by
         Each Report-         9         Sole Dispositive Power         3,236,500
         ing Person
         With:               10         Shared Dispositive Power          -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person  3,236,500

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13       Percent Class Represented by Amount in Row (11): 17.16%

14       Type of Reporting Person

         IN



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CUSIP No.: 91182F105


Item 1: SECURITY AND ISSUER

         This Statement relates to the acquisition, disposition and beneficial ownership of Common Shares ($.0001 par value per share) of United States Exploration, Inc. (the "Company"), whose principal place of business is located at 1560 Broadway, Suite 1900, Denver, Colorado 80202.

Item 2: IDENTITY AND BACKGROUND

         (a)      Name:                              Bruce D. Benson

         (b)      Residence or Business Address:     1560 Broadway, Suite 1900, Denver, CO 80202

         (c)      Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: President, Chief Executive Officer and Chairman of the Board of
                  Directors for Benson Mineral Group, Inc. and President, Chief Executive Officer
                  and Chairman of the Board of Directors for United States Exploration, Inc., 1560
                  Broadway, Suite 1900, Denver, CO 80202

         (d)      During the past five years, Mr. Benson has not been convicted in any criminal proceeding.

         (e)      During the past five years, Mr. Benson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in an event the reporting of which is required under this Item 2.

         (f)      Mr. Benson is a citizen of the United States of America.

Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

         Mr. Benson acquired 236,500 Common Shares of the Company in private transactions or in the open market with personal funds. In addition, on May 18, 2000, Mr. Benson purchased 3,000,000 Common Shares (the "Shares") from the Company for $1.10 per share or an aggregate of $3,300,000. Mr. Benson used personal funds to purchase the Shares.

Item 4: PURPOSE OF TRANSACTION

         The proceeds from the purchase by Mr. Benson of the Shares were paid to ING (U.S.) Capital, LLC, successor by merger to ING (U.S.) Capital Inc. ("ING"), as part of the settlement of the Company's loan from ING for $17,000,000. At March 31, 2000, the Company owed ING $31,250,000 plus accrued interest of approximately $2,222,500.

         In connection with the purchase by Mr. Benson of the Shares, Mr. Benson's employment agreement was amended and he voluntarily relinquished the options to purchase 4,000,000 Common



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CUSIP No.: 91182F105


Shares of the Company granted pursuant to Section 2.5 of his employment agreement. Mr. Benson no longer holds any options to purchase Common Shares of the Company.

         At the present time, the Reporting Person has no plan to effect any transaction which would have the effect of, or result in, any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

         (j) Any action similar to any of those enumerated above.

Item 5: INTEREST IN SECURITIES OF THE ISSUER

         a. As of the date of the filing of this Schedule, Mr. Benson is deemed to beneficially own, directly or indirectly, 3,236,500 Common Shares of the Company. These holdings represent 17.16% of the issued and outstanding Common Shares of the Company as of May 18, 2000.



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CUSIP No.: 91182F105


         b. Mr. Benson has the sole power to vote and has sole dispositive right to the Common Shares beneficially owned directly by him.

         c. Mr. Benson has not effected any transactions in the class of securities reported on that were effected during the past 60 days.

         d.       N/A

         e.       N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.



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CUSIP No.: 91182F105

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to this Amendment No. 2 to Schedule 13D, is true, correct and complete.


/s/ Bruce D. Benson                         Date: May 31, 2000
----------------------------------               ---------------------
Bruce D. Benson



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